                                    Exhibit 99.3

Docebo Reports First Quarter 2022 Results
Revenue growth of 47% and ARR growth of 55% on continued new customer and ACV growth

TORONTO, ONTARIO - May 12, 2022 - Docebo Inc. (NASDAQ: DCBO; TSX:DCBO) (“Docebo” or the “Company”), a leading artificial intelligence (AI)-powered learning suite, today announced financial results for the three months ended March 31, 2022. All amounts are expressed in US dollars unless otherwise stated.

“Strong execution enabled our Company to deliver another quarter of excellent results across the board,” said Claudio Erba, CEO and Founder of Docebo. “Docebo is at the forefront of a long secular growth trend driven by companies using learning technologies to solve mission critical challenges. We see this macro trend creating a prolonged demand opportunity that is enabling employees, customers and other stakeholders to drive favourable business outcomes.”

First Quarter 2022 Financial Highlights
•Revenue of $32.1 million, an increase of 47% from the comparative period in the prior year
•Subscription revenue of $29.1 million, representing 91% of total revenue, and an increase of 47% from the comparative period in the prior year
•Gross profit of $25.5 million, an increase of 43% from the comparative period in the prior year, or 80% of revenue compared to 82% of revenue for the comparative period in the prior year
•Net loss of $7.0 million, or $0.21 per share, compared to net loss of $5.6 million, or $0.17 per share for the comparative period in the prior year
•Annual Recurring Revenue1, 2 as at March 31, 2022 of $129.3 million, an increase of $45.9 million from $83.4 million at the end of the first quarter of 2021, or an increase of 55%
•Adjusted EBITDA2 loss of $1.3 million compared to adjusted EBITDA loss of $2.5 million for the comparative period in the prior year
•Negative cash flow generated from operating activities of $2.0 million, compared to negative $2.2 million for the comparative period in the prior year
•Free cash flow2 of negative $2.3 million compared to negative $2.4 million for the comparative period in the prior year

1 Please refer to “Key Performance Indicators” section of this press release.
2 Please refer to “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” section of this press release.

First Quarter 2022 Business Highlights
•Docebo is now used by 2,947 customers, an increase from 2,333 customers at the end of March 31, 2021.
•Strong growth in average contract value (“ACV”), calculated as total Annual Recurring Revenue divided by the number of active customers, increasing from $35,739 as at March 31, 2021 to $43,875 as at March 31, 2022.
•Strong new logo wins including a new customer agreement with Bridgestone Americas, a leader in tires and sustainable mobility solutions, to deliver intuitive and personalized learning experience to more than 20,000 Bridgestone retail employees in the United States.
•Affirm, a leading Silicon Valley fintech company, selected Docebo to provide a more streamlined approach to compliance training and onboarding with a more modern learning experience.
•The largest cryptocurrency exchange in the United States chose Docebo to be their long-term Learning Suite provider. Docebo will support their Customer Experience team as they prepare to launch an internal employee and external customer & partner training platform for their 185,000 ecosystem partners and 3,700 employees with future plans to launch a public corporate university demonstrating the scalability of the Docebo Learning Suite.
•A global leader in workflow automation software was searching for a learning solutions partner capable of delivering an innovative, personalized learning experience for their employees. They chose the Docebo LMS and the Docebo Learning Suite to address their internal learning requirements because of Docebo's ability to integrate with other business tools they're using and its robust performance.

•Smoothie King selected Docebo as their learning management system to create personalized learning experiences to train all their global franchise employees across their more than 1300 locations in the United States and internationally as well as their corporate HQ teams within a single learning environment. The increased investment in learning and development is focused on helping Smoothie King open more than 100 stores every year.
•Fortune 500 telecommunications and real estate investment trust American Tower selected Docebo to satisfy their needs and have all the functionality of a Learning Management System (“LMS”), Learning Experience Platform (“LXP”) and Learning Record Store (“LRS”) in one easy to use platform. They have invested in their future with Docebo's learning suite including Learning Analytics, Shape and Connect and will utilize the suite to train more than 5,000 employees.
•A North American chain of luxury department stores expanded its agreement with Docebo following a successful deployment to their corporate team that started in the third quarter of 2021. The expansion will see Docebo used within their full retail group for the onboarding and upskilling of associates via a custom mobile-first solution.
•Stambaugh Ness, a multi-discipline, professional services firm with a strategic focus on the architecture and engineering, professional services, construction, real estate, and manufacturing industries, has chosen Docebo Learn LMS for the training and education of their clients. An integral part of their LMS deployment will include Docebo Shape as they seek to increase learner engagement and maximize critical knowledge sharing across their organization.

First Quarter 2022 Results

Selected Financial Measures

	Three months ended March 31,
	2022	2021	Change	Change
	$	$	$	%
Subscription Revenue	29,128	19,775	9,353	47.3%
Professional Services	2,927	1,967	960	48.8%
Total Revenue	32,055	21,742	10,313	47.4%

Gross Profit Margin	25,503	17,878	7,625	42.7%
Percentage of Total Revenue	79.6%	82.2%

Net Loss	(6,959)	(5,644)	(1,315)	(23.3)%

Cash Used in Operating Activities	(1,972)	(2,183)	211	9.7%

Key Performance Indicators

	As at March 31,
	2022	2021	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	129.3	83.4	45.9	55.0%
Average Contract Value (in thousands of US dollars)	43.9	35.7	8.2	23.0%
Customers	2,947	2,333	614	26.3%
Non-IFRS Metrics

	Three months ended March 31,
	2022	2021	Change	Change
	$	$	$	%
Adjusted EBITDA	(1,288)	(2,473)	1,185	47.9%
Working Capital	176,372	190,758	(14,386)	(7.5)%
Free Cash Flow	(2,275)	(2,354)	79	3.4%

Conference Call

Management will host a conference call on Thursday, May 12, 2022 at 8:00 am ET to discuss these first quarter results. To access the conference call, please dial 416-764-8688 or 1-888-390-0546 or access the webcast at https://bit.ly/3uPlZzq. The unaudited condensed consolidated interim financial statements for the three months ended March 31, 2022 and Management’s Discussion & Analysis for the same period have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Alternatively, these documents along with a presentation in connection with the conference call can be accessed online at https://investors.docebo.com.

An archived recording of the conference call will be available until May 19, 2022 and for 90 days on our website. To listen to the recording, please visit the webcast link or call 416-764-8677 or 1-888-390-0541 and enter passcode 510496.

Forward-looking Information

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking information may relate to our future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, the ongoing impact of COVID-19 on our business, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information includes, but is not limited to, statements regarding the Company’s business; future financial position and business strategy; the learning management industry; our growth rates and growth strategies; addressable markets for our solutions; the achievement of advances in and expansion of our platform; expectations regarding our revenue and the revenue generation potential of our platform and other products; our business plans and strategies; and our competitive position in our industry. This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to attract and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; currency exchange and interest rates; the impact of inflation; the impact of competition; the effectiveness of mitigation strategies undertaken with respect to COVID-19, and the severity, duration and impacts of COVID-19 on the economy and our business, which is highly uncertain and cannot reasonably be predicted; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:

•the Company’s ability to execute its growth strategies;
•the impact of changing conditions in the global corporate e-learning market;
•increasing competition in the global corporate e-learning market in which the Company operates;
•fluctuations in currency exchange rates and volatility in financial markets;
•the extent of the impact of COVID-19 on our results of operations and overall financial performance;
•changes in the attitudes, financial condition and demand of our target market;
•developments and changes in applicable laws and regulations; and
•such other factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form dated March 9, 2022 (“AIF”), which is available under our profile on SEDAR at www.sedar.com.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in the “Summary of Factors Affecting our Performance” section of our MD&A for the three months ended March 31, 2022 and in the “Risk Factors” section of our AIF, should be considered carefully by prospective investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

Additional information relating to Docebo, including our AIF, can be found on SEDAR at www.sedar.com.

About Docebo

Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and understand the business impact of their learning experiences. With Docebo’s multi-product learning suite, enterprises around the world are equipped to tackle any learning challenge and create a true learning culture within their organization.

For further information, please contact:

Mike McCarthy
Vice President - Investor Relations
(214) 830-0641
mike.mccarthy@docebo.com

Results of Operations

The following table outlines our unaudited condensed consolidated interim statements of loss and comprehensive loss for the following periods:

	Three months ended March 31,
(In thousands of US dollars, except per share data)	2022	2021
	$	$
Revenue	32,055	21,742
Cost of revenue	6,552	3,864
Gross profit	25,503	17,878

Operating expenses
General and administrative	7,375	7,437
Sales and marketing	13,747	9,119
Research and development	6,186	4,143
Share-based compensation	1,094	378
Foreign exchange loss	3,391	1,951
Depreciation and amortization	580	474
	32,373	23,502
Operating loss	(6,870)	(5,624)

Finance income, net	(19)	(2)
Other income	(21)	(21)

Loss before income taxes	(6,830)	(5,601)

Income tax expense	129	43

Net loss for the period	(6,959)	(5,644)

Other comprehensive income
Item that may be reclassified subsequently to income:
Exchange gain on translation of foreign operations	(3,212)	(2,114)

Comprehensive loss	(3,747)	(3,530)

Loss per share - basic and diluted	(0.21)	(0.17)
Weighted average number of common shares outstanding - basic and diluted	33,017,421	32,781,080

Key Statement of Financial Position Information

(In thousands of US dollars, except percentages)	March 31, 2022	December 31, 2021	Change	Change
	$	$	$	%
Cash and cash equivalents	211,982	215,323	(3,341)	(1.6)%
Total assets	273,519	268,123	5,396	2.0%
Total liabilities	85,192	77,467	7,725	10.0%
Total long-term liabilities	8,200	8,294	(94)	(1.1)%

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

This press release makes reference to certain non-IFRS measures including key performance indicators used by management and typically used by our competitors in the software-as-a-service (“SaaS”) industry. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with alternative measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses non-IFRS measures to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures referred to in this press release include “Annual Recurring Revenue”, “Adjusted EBITDA”, “Working Capital” and “Free Cash Flow”.

Key Performance Indicators

We recognize subscription revenues ratably over the term of the subscription period under the provisions of our agreements with customers. The terms of our agreements, combined with high customer retention rates, provides us with a significant degree of visibility into our near-term revenues. Management uses a number of metrics, including the ones identified below, to measure the Company’s performance and customer trends, which are used to prepare financial plans and shape future strategy. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

•Annual Recurring Revenue: We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including Original Equipment Manufacturer (“OEM”) contracts) as at the date being measured, excluding non-recurring revenues from implementation, support and maintenance fees. Our customers generally enter into one to three year contracts which are non-cancellable or cancellable with penalty. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements may be subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows. Our strong total revenue growth coupled with increasing Annual Recurring Revenue indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.

Annual Recurring Revenue was as follows as at March 31:

	2022	2021	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	129.3	83.4	45.9	55.0%

Adjusted EBITDA

EBITDA is defined as net loss before amortization and depreciation expenses, net finance (income) expense, and income taxes.

Adjusted EBITDA is defined as net loss excluding taxes (if applicable), net finance (income) expense, depreciation and amortization, loss on disposal of assets (if applicable), share-based compensation, foreign exchange gains and losses, acquisition related compensation and transaction related expenses.

The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net loss.

The following table reconciles Adjusted EBITDA to net loss for the periods indicated:

	Three months ended March 31,
(In thousands of US dollars)	2022	2021
	$	$
Net loss	(6,959)	(5,644)
Finance income, net(1)	(19)	(2)
Depreciation and amortization(2)	580	474
Income tax expense	129	43
EBITDA	(6,269)	(5,129)
Share-based compensation(3)	1,215	378
Other income(4)	(21)	(21)
Foreign exchange loss(5)	3,391	1,951
Acquisition related compensation(6)	295	102
Transaction related expenses(7)	101	246
Adjusted EBITDA	(1,288)	(2,473)

Notes:

(1)Finance income, net, for the three months ended March 31, 2022 is primarily related to interest income earned on the net proceeds from the IPOs as the funds are held within short-term investments in highly liquid marketable securities which is offset by interest expenses incurred on the credit facility, lease obligations and contingent consideration.

(2)Depreciation and amortization expense is primarily related to depreciation expense on right-of-use assets (“ROU assets”), property and equipment and acquired intangible assets.

(3)These expenses represent non-cash expenditures recognized in connection with the issuance of share-based compensation to our employees and directors and cash payroll taxes paid on gains earned by option holders when stock options are exercised.

(4)Other income is primarily comprised of rental income from subleasing office space.

(5)These non-cash gains and losses relate to foreign exchange loss.

(6)These costs represent acquisition related retention incentives associated with the achievement of both yearly performance milestones and continued employment for employees of the acquiree.

(7)These expenses relate to professional, legal, consulting, accounting and other fees related to acquisition activities and the Nasdaq IPO in December 2020 that would otherwise have not been incurred and are not considered an expense indicative of continuing operations.

Working Capital

Working Capital as at March 31, 2022 and 2021 was $176.4 million and $190.8 million, respectively. Working capital is defined as current assets, excluding the current portion of the net investment in finance lease and contract acquisition costs, minus current liabilities, excluding borrowings and the current portion of contingent consideration and lease obligations.

The following table represents the Company’s working capital position as at March 31, 2022 and 2021:

	2022	2021
	$	$
Current assets	254,624	240,369
Deduct:
Current portion of net investment in finance lease	82	100
Current portion of contract acquisition costs	2,966	1,553
Current assets, net of net investment in finance lease and contract acquisition costs	251,576	238,716

Current liabilities	76,992	49,760
Deduct:
Current portion of contingent consideration	467	467
Current portion of lease obligations	1,321	1,327
Borrowings	—	8
Current liabilities, net of borrowings, contingent consideration and lease obligations	75,204	47,958
Working capital	176,372	190,758

Free Cash Flow

Free Cash Flow is defined as cash used in operating activities less additions to property and equipment and intangible assets. The IFRS measure most directly comparable to Free Cash Flow presented in our financial statements is cash flow used in operating activities. The following table reconciles our cash flow used in operating activities to Free Cash Flow:

	Three months ended March 31,
(In thousands of US dollars)	2022	2021
	$	$
Cash flow used in operating activities	(1,972)	(2,183)
Additions to property and equipment	(303)	(171)
Free Cash Flow	(2,275)	(2,354)